S A M E X M I N I N G C O R P.

301 - 32920 Ventura Avenue Abbotsford, BC V2S 6J3 CANADA TEL: (604) 870-9920 FAX: (604) 870-9930 TOLL FREE: 1-800-828-1488 E-MAIL: 2samex@samex.com WEB SITE: www.samex.com

BC FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1:              Name and Address of Company

SAMEX Mining Corp.
#301 32920 Ventura Avenue
Abbotsford, BC  V2S 6J3
Telephone:  (604) 870-9920     Toll Free:  800 828-1488       Fax:  (604) 870-9930

Item 2:              Date of Material Change

September 25, 2012

Item 3:              News Release

A news release regarding the material change was issued by SAMEX Mining Corp., in Abbotsford, BC on September 25, 2012 and was disseminated through the wire services of Marketwire.

Item 4:              Summary of Material Change

SAMEX has been steadily advancing exploration at its Los Zorros property in Chile.  Nine deep core holes drilled in the Nora, Milagro, Milagro Pampa, Colorina and West Florida project areas have provided further insight into a strong hydrothermal copper-gold mineralizing system centered beneath Milagro Pampa.

Item 5:              Full Description of Material Change

SAMEX EXPLORATION UPDATE, LOS ZORROS PROJECT, CHILE

SAMEX has been steadily advancing exploration at its Los Zorros property in Chile.  Nine deep core holes drilled in the Nora, Milagro, Milagro Pampa, Colorina and West Florida project areas have provided further insight into a strong hydrothermal copper-gold mineralizing system centered beneath Milagro Pampa:

•
The hydrothermal mineralizing system is centered on an intrusive plug that is likely related to a deeper-seated porphyry copper intrusion.  Please see PDF graphics plates at www.samex.com for map and section views.

•
A prospective, stratigraphic (mantos) exploration target interval related to the Milagro Pampa porphyry intrusion was found to be comprised of limestone sedimentary units positioned just above and below a prominent sedimentary anhydrite bed.

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Drilling has outlined the spatial extent of mantos mineralization as an area with a diameter of approximately 1500 meters.  A portion of the mantos target measuring approximately 800 meters by 300 meters is yet untested for possible copper-gold sulfide mineralization.

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Thicknesses of the mantos layers intersected typically are 5 to 6 meters, and range from less than a meter to 20 meters.  Assay results of the mantos intersections are listed below in Table 1.  Interesting gold/copper sulfide vein intersections were made in many of the drill holes - the vein grades and widths are shown in Table 2.

•
Anomalous amounts of copper and gold were intersected in drill hole MP-12-02 over a 583-meter interval (312 to 895 meters depth) averaging 0.157 g/t gold and 571 ppm copper. This intersection demonstrates the widespread distribution of copper and gold common to the quartz-sericite-pyrite alteration halo at Milagro Pampa.

Nine deep core drill holes were drilled in the Nora, Milagro, Milagro Pampa, Colorina and West Florida project areas of the Los Zorros Property.  Complete geochemical analytical results are still awaited for several of these drill holes and core from the most recent hole (MP-12-03) at Milagro Pampa is still being logged and sampled.  As a result, this news release represents a comprehensive update – further reporting will be forthcoming when additional analytical results are available.  Most of the drill holes encountered minor amounts of gold-copper sulfide mineralization hosted both in stratigraphic manto layers and steep veins.  From a geologic standpoint, when combined with previously reported drill results for these areas, a coherent picture has emerged of a hydrothermal copper-gold mineralizing system centered beneath Milagro Pampa.

Item 6:              Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

       This report is not being made on a confidential basis.

Item 7:              Omitted Information

       There is no omitted information.

Item 8:              Executive Officer

       To facilitate any necessary follow-up by the Commission, please contact Larry McLean Director of the Issuer at (604) 870-9920 or toll free at 800 828-1488, who is knowledgeable about the material change.

Item 9:              Date of Report

       Dated at Abbotsford, British Columbia, the 25th day of September, 2012.

“Larry D. McLean”
Director